Calculation of Filing Fee Table

Schedule TO

(Form Type)

Blue Owl Technology Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$57,479,227	0.01102%	$6,334.21

Fees Previously Paid	$0.00		$6,334.21

Total Transaction Valuation	$57,479,227

Total Fees Due for Filing			$6,334.21

Total Fees Previously Paid			$6,334.21

Total Fee Offsets			$0.00

Net Fee Due			$0.00